

Mailstop 3561

May 18, 2016

Jianmin Gao
President and Chief Executive Officer
Consumer Capital Group, Inc.
136-82 39th Ave, 4th Floor, Unit B
Flushing, New York 11354

> **Re:** **Consumer Capital Group, Inc.**
> **Form 8-K**
> **Filed December 29, 2014**
> **Response Dated May 4, 2016**
>
> **Form 10-K for Fiscal Years Ended December 31, 2014 and**
> **December 31, 2015**
> **Filed May 4, 2016**
> **File No. 000-54998**

Dear Mr. Gao:

We have reviewed your May 4, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2016 letter.

Form 10-K for Fiscal Years Ended December 31, 2014 and December 31, 2015

General

1. We note your response to comment 1 and reissue in part. In this regard, we note your Company has filed a comprehensive annual report on Form 10-K for the fiscal years ended December 31, 2014 and December 31, 2015. However, your comprehensive annual report does not include quarterly information for fiscal year 2015. Please file the missing quarterly information or tell us when you intend to file such information.

Risk Factors, page 13

2.   Please include a risk factor that discusses your failure to timely file periodic and annual reports in the fiscal years ended December 31, 2014 and December 31, 2015. Please include in this risk factor the potential liability you face as a result of your failure to timely file these periodic and annual reports pursuant to the Securities Exchange Act of 1934.

        Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

                                                Sincerely,

                                                /s/ Lisa M. Kohl for

                                                Mara L. Ransom
                                                Assistant Director
                                                Office of Consumer Products

cc: Gregg Jaclin, Esq.